UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

LATAM AIRLINES GROUP S.A.

This Report on Form 6 K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-280866) of LATAM Airlines Group S.A. and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
23.1	Consent of PricewaterhouseCoopers Consultores Auditores y Compañía Limitada, independent registered public accounting firm
99.1	Audited Consolidated Financial Statements as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2025 and for the year ended December 31, 2025 and 2024
99.3	Management’s Annual Report on Internal Control over Financial Reporting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LATAM Airlines Group S.A.

	By:	/s/ Ricardo Bottas Dourado
		Name:	Ricardo Bottas Dourado
		Title:	Chief Financial Officer
Date: February 9, 2026

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